Exhibit 3.15

SOLE SHAREHOLDER’S PRIVATE LIMITED LIABILITY COMPANY

Article First

Type and Name

1.

The company is a sole shareholder’s private limited liability company and adopts the name of WRCA PORTUGAL — SOCIEDADE UNIPESSOAL LDA, and has its registered office at Rua de S. João de Brito, number 605E, 1.[o] 1.2, Oporto, parish of Ramalde, borough of Porto.

2.	The company has the corporate number 509579442 and the social security number 25095794422.

3.	By resolution of the company’s management, the company may set up or close down any subsidiaries, branches, delegations, agencies or any local forms of representation in Portugal or abroad.

Article Second

Corporate Purpose

1.	The corporate purpose of the company is to: a) fabricate, import, export, and, in general, trade, by gross or retail, any kind of raw materials, products, items and goods for domestic or industrial consumption, particularly (i) cables of natural and synthetic fiber, wire nets and cables of any kind, including their respective completion works, (ii) minerals, metals and chemical products for industry and (iii) equipments and machines for industry; commercial agency concerning the purchase of the referred goods; (b) purchase, sell and exploit any other form of any type of intellectual property rights; (c) render consultancy services regarding any kind of activities included in the company’s corporate purpose; (d) render management services and to back up company’s management bodies; (e) let machines and industrial equipment; (f) produce market analysis and surveys, marketing, advertising and market and exhibitions organization; (g) purchase to re-sale, promote, construct and commercialize real estate and real estate projects; (h) manage its own securities portfolio, particularly any financial instruments and securities as well as any financial investments.

2.	The company may participate in the share capital of other companies with a different corporate purpose or companies regulated by special laws, and to participate in complementary groups of companies.

Article Third

Share Capital and Shares

The share capital in the amount of € 5,000.00 (five thousand Euros), fully subscribed in cash shall be paid up in the upcoming five working days, is represented by one share held by WRCA (LUXEMBOURG), HOLDINGS S.A.R.L., with registered office at 412 F, Route d’Esch, L-1030, Luxembourg, with the corporate number 980440440.

Article Forth

Management

1.	The management of the company and its representation belongs to who is appointed as manager by the sole shareholder.

2.	The company binds itself by the manager’s signature.

3.	The shareholder decides if the company’s management is remunerated.

Article Fifth

Transitory provision

The following managers are by now appointed:

a)	Ira Leslie Glazer, married, resident at 7105NW Scenic Drive, Parkville, MO 64152, United States, taxpayer number 271690690;

b)	James Keith McKinnish, married, resident at 2211 NE 107 Terrace, Kansas City, 64155, United States, taxpayer number 271690950.

The shareholder declares it will deposit the share capital within five working days according to the law.

The shareholder declares having been informed that it has to submit the commencement of activity declaration for tax purposes, within the legal term of 15 working days.